Jerome B. York
                           Oakland Township, Michigan


                                                                October 6, 2006


Mr. George Fisher
Lead Director
General Motors Corporation

Dear George:

Based on my experiences in the GM board room situation since I was elected to the board of directors some eight months ago, I have concluded there is little point in my remaining on the board.

While everyone can rightfully feel good that we have succeeded in greatly reducing the risk of near term bankruptcy (in very substantial part through the cooperation of the UAW leadership and rank-and-file, but also in substantial part through the sale of 51% of a strategic asset), the longer term fundamentals in my view have not yet changed much as regards free cash flow and North American market share trends.

As I have pointed out both publicly and in the board room, the company has made excellent progress in a number of areas, and initiatives like higher levels of product refinement, expansion in Asia and Eastern Europe, and the globalization of product development can be expected to produce even further results. But are they enough? I don't think so. I have grave reservations concerning the ability of the company's current business model to successfully compete in the marketplace with those of the Asian producers.

The overriding issue remains that of North American share decline, which while seemingly having been attenuated somewhat over the past few months as we move through the "sweet spot" in our product renewal cycle, may also be a function of heavier sales incentive spending of varying forms, as to some degree came out when I asked the question at Tuesday's board meeting.

But frankly, to get to the crux of the matter, I have not found an environment in the board room that is very receptive to probing much beyond the materials provided by management (and too often, at least in my experience, materials are not sent to the board ahead of time to allow study prior to board discussion). For obvious reasons I can understand why that environment exists, but in the sense that all parties' interests are fully aligned around long term shareholder value creation, that environment has been a puzzle to me.


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Mr. George Fisher October 6, 2006

The combination of these various factors--ongoing market share pressures and negative cash flow, and all parties' mutual objective of shareholder value creation--was what lead me to propose that the company pursue alliance studies with Renault-Nissan.

And while from a narrow legal perspective the company may have properly conducted its assessment of the potential benefits of the alliance, to use a contract law term, there was certainly not a "meeting of the minds" regarding my views as to how the study was conducted. I thought I made that clear in the executive session at the end of the board meeting, but apparently I didn't.

The right thing to have done here--from a governance perspective if not a legal perspective--would have been for the board to have hired its own independent advisors, who in turn could have designed the study process to more fully get at particularly the potential procurement savings.

So in summary, I want to be sure I'm entirely clear regarding the reason for my resignation. It will undoubtedly be interpreted by many as being driven by the outcome of the Renault-Nissan matter, but that is not the case. Rather, it relates to the board room environmental situation I discussed above.

I will shortly make arrangements to return the confidential company materials in my possession to the Corporate Secretary's office.

Sincerely,

/s/
Jerome B. York

cc:   Members of the GM Board of Directors
      Robert Osborne